EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

January 12, 2015	NYSE - MKT: ASM
TSX-V: ASM
FSE: GV6

AVINO PRODUCTION UP 49% OVER 2013 TO 1,342,150 OZ SILVER EQUIVALENT

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its year-end and Q4 2014 production results from its Avino property near Durango, Mexico.

Production Highlights for Fiscal 2014 (Compared to Fiscal 2013)

•	Silver equivalent production increased 49% to 1,342,150 oz*
•	Silver production increased 39% to 969,524 oz
•	Gold production increased 60% to 5,180 oz
•	Copper production increased 100% to 305,417 lbs

Production Highlights for Fourth Quarter, 2014 (Compared to Fourth Quarter, 2013)

•	Silver equivalent production increased 74% to 436,235*
•	Silver production increased 58% to 296,914 oz
•	Gold production increased 63% to 1,644 oz
•	Copper production increased 100% to 228,436 lbs

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“We are pleased to report another record year of production and are excited to see our output grow significantly more this year with the Avino Mine re-habilitation and mill expansion now complete. I would like to thank all of our team for their contributions and our shareholders for their ongoing support. ”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

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Consolidated 2014 Production Highlights

Comparative production numbers from 2014 and 2013 are presented below:

	2014	2013	% Change
Total Silver Produced (oz) calculated	969,524	698,076	39%
Total Gold Produced (oz) calculated	5,180	3,243	60%
Total Copper Produced (Lbs) calculated	305,417	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	1,342,150	900,764	49%

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Consolidated Fourth Quarter 2014 Production Highlights

Comparative production numbers from Q4 2014 and Q4 2013 are presented below:

	Q4 2014	Q4 2013	% Change
Total Silver Produced (oz) calculated	296,914	184,760	61%
Total Gold Produced (oz) calculated	1,644	1,011	63%
Total Copper Produced (Lbs) calculated	228,436	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	436,235	250,948	74%

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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San Gonzalo Mine Fourth Quarter 2014 Production Highlights

Comparative figures for Q4 2014 and Q4 2013 as well as 2014 year end totals for the San Gonzalo mine are reported as follows:

	Q4 2014	Q4 2013	% Change		2014 Totals
Tonnes Mined	25,384	15,765	61%		70,525
Underground Development (m)	1,220	967	26%		4,404
Drilling (m)	1257	0	100%		3,754
Total Mill Feed (dry tonnes)	19,818	19,354	2%		79,729
Feed Grade Silver (g/t)	329	280	18%		337
Feed Grade Gold (g/t)	1.85	1.49	24%		1.877
Bulk Concentrate (dry tonnes)	664	617	8%		2,545
Bulk Concentrate Grade Silver (kg/t)	8.32	7.44	12%		8.86
Bulk Concentrate Grade Gold (g/t)	43.5	35.0	24%		45.7
Recovery Silver (%)	85	85	0	0%	84
Recovery Gold (%)	79	75	5%		78
Mill Availability (%)	95.5	93.9	2%		96.5
Total Silver Produced (kg)	5,527	4,588	20%		22,548
Total Gold Produced (g)	28,908	21,575	34%		116,338
Total Silver Produced (oz) calculated	177,696	147,516	20%		724,931
Total Gold Produced (oz) calculated	929	693	34%		3,740
Total Silver Equivalent Produced (oz) calculated	235,783	190,829	24%		958,702

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Fourth Quarter 2014 Highlights

•	Tonnes mined and metres of underground development increased by 61% and 26% respectively over Q4 2013. The increased mine productivity was due to two additional scoops purchased from MTI.
•	Gold production increased by 34% as a result of a higher feed grade and a 5% improvement in recovery.
•	Silver production increased by 20% due to higher feed grade.
•	Tonnage processed increased by 2% due to increased mill availability.
•	The above factors resulted in a 24% improvement in silver equivalent production over Q4 2013.

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Avino Mine Fourth Quarter 2014 Production Highlights*

On September 1 2014, mill Circuit 2 transitioned from processing historical above ground Avino Mine stockpiles to new material taken from underground at the Avino Mine and operated in this manner until Dec 31, 2014. Accordingly, Q4 production figures as well as 2014 year end totals from the Avino mine are reported as follows:

	Q4 2014	2014 Totals
Tonnes Mined	19,723	19,273
Underground Development (m)	665	788
Total Mill Feed (dry tonnes)	19,482	25,990
Feed Grade Silver (g/t)	75	77
Feed Grade Gold (g/t)	0.37	0.38
Feed Grade Copper (%)	0.61	0.60
Copper Concentrate (dry tonnes)	421	607
Copper Concentrate Grade Silver (Kg/t)	3.03	2.81
Copper Concentrate Grade Gold (g/t)	13.67	13.17
Copper Concentrate Grade Copper (%)	24.6	22.8
Recovery Silver (%)	87	86
Recovery Gold (%)	79	81
Recovery Copper (%)	89	89
Total Silver Produced (Kg)	1,276	1,704
Total Gold Produced (g)	5,757	8,001
Total Copper Produced (Kg)	103,617	138,535
Total Silver Produced (oz) calculated	41,016	54,794
Total Gold Produced (oz) calculated	185	257
Total Copper Produced (Lbs)	228,436	305,417
Total Silver Equivalent Produced (oz) calculated	89,133	119,738

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Fourth Quarter 2014 Highlights

•	Processed feed grades for copper, silver and gold were within expectations and similar to the grades prior to the mines closure in 2001.
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Plant recoveries for all three elements were better than expected. Copper recovery was expected to be in the lower eighties; silver and gold in the mid-seventies. The present circuit has exceeded those expectations.

•	Quality of the concentrate product is similar to the product produced prior to the 2001 shutdown and has proven to be very marketable.

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Avino Mine Above Ground Historical Stockpile Fourth Quarter 2014 Production Highlights

Prior to September 1, 2014, the above ground historical stockpiles were processed using mill Circuit 2. After that date and for the remainder of the year, Circuit 2 was used to process new underground material from the Avino mine. When mill Circuit 3 came online in mid-November, the above ground stockpiles provided mill feed to commission the new 1,000 TPD circuit. Comparative figures for Q4 2014 and Q4 2013 as well as 2014 year end totals for the Above Ground Historical Stockpile operation are reported as follows:

	Q4 2014	Q4 2013	% Change	2014 Totals
Total Mill Feed (dry tonnes)	43,258	19,576	121%	96,032
Feed Grade Silver (g/t)	84	92	-9%	92
Feed Grade Gold (g/t)	0.58	0.94	-39%	0.59
Bulk Concentrate (dry tonnes)	564	226	149%	1,112
Bulk Concentrate Grade Silver (kg/t)	4.31	5.13	-16%	5.31
Bulk Concentrate Grade Gold (g/t)	29.23	43.80	-33%	33.07
Recovery Silver (%)	67	64	5%	67
Recovery Gold (%)	66	54	22%	65
Total Silver Produced (kg)	2432	1,158	110%	5,903
Total Gold Produced (g)	16,481	9,898	67%	36,782
Total Silver Produced (oz) calculated	78,201	37,244	110%	189,800
Total Gold Produced (oz) calculated	530	318	67%	1,183
Total Silver Equivalent Produced (oz) calculated	111,319	57,119	95%	263,710

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Fourth Quarter 2014 Highlights

•	Tonnage processed increased by 121% over Q4 2013 due to the use of the new 1,000 TPD circuit.
•	The higher throughput resulted in a 110% improvement for silver production and a 67% increase for gold.
•	Feed grades were lower by 9% and 39% for silver and gold respectively.
•	Silver and gold recoveries were both improved despite being processed during Circuit 3’s commissioning phase.

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Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs such as AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

Webcast Event

Join us on Monday January 19, 2015 at 9:30 AM (EST) for a live webcast of Avino’s corporate presentation with Avino’s President and CEO, David Wolfin, from the Noble Financial Capital Markets Eleventh Annual Investor Conference. To access the live stream please follow the link below or visit Avino’s website at least 10 minutes prior to the start of the presentation. The video will also be available for viewing on Avino’s homepage for several weeks following the conference.

http://noble.mediasite.com/mediasite/Play/71f9d741559649308ad0d3ceceed744c1d

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

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Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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